UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66925 |

FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

| Burlingame | California | 94010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna — (415) 546-2293
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 555 Mission Street | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

_Paul J Catuna_      _2/24/16_
Signature                  Date

Chief Financial Officer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2016, by Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

_____
Notary Public

SEE ATTACHED CALIFORNIA
ACKNOWLEDGEMENT / JURAT
DATE 2/24/2016

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _SAN MATEO_

Subscribed and sworn to (or affirmed) before me on this _24_ day of _February_, 20_16_, by _PAUL JAMES JR CATUNA_,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



MERCEDES E. NAVARRO
COMM:2118198
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires

(Seal)                     Signature

Description of Attached Document:

Title or Type of Document: _OATH OR AFFIRMATION_